EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TAKE NOTICE that the 2015 Annual General and Special Meeting of the Shareholders of Coral Gold Resources Ltd. (hereinafter called the "Company") will be held at Suite 900, 570 Granville Street, Vancouver, British Columbia, V6C 3P1 on Wednesday, September 2, 2015 at 11:00 a.m. (local time) for the following purposes:

1)	to receive the Report of the Directors;

2)	to receive the financial statements of the Company for its fiscal year ended January 31, 2015 and the report of the Auditors thereon;

3)	to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4)	to determine the number of directors and to elect directors;

5)	to ratify the 10% Rolling Stock Option Plan as described in the accompanying Information Circular;

6)	to consider, and if appropriate, to approve, ratify and confirm the adoption of a Shareholder Rights Plan, as described in the accompanying Information Circular; and

7)	to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 20th day of July, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

By:	"David Wolfin"
David Wolfin
President & Chief Executive Officer